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                                                                Exhibit (c)(2)

                              EMPLOYMENT AGREEMENT

               THIS EMPLOYMENT AGREEMENT is made as of the 12th day of August, 1997 by and between STERIS CORPORATION, an Ohio corporation ("STERIS"), and JOHN MASEFIELD, an individual ("Masefield"). STERIS has entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement") with a wholly owned subsidiary of STERIS ("Merger Sub") and Isomedix Inc., a Delaware corporation ("Isomedix"), pursuant to which it is anticipated Isomedix will become a wholly owned subsidiary of STERIS following a tender offer and related merger (the "Merger"). Masefield has served Isomedix for many years and, in the course of that service, has developed special knowledge and experience about Isomedix and the conduct of its business (the "Contract Sterilization Business"). STERIS desires to engage Masefield initially as a full time employee and thereafter as a consultant and Masefield desires to enter into the service of STERIS, all on the terms and subject to the conditions set forth in this Agreement. (References in this Agreement to STERIS shall be deemed to include references to any affiliate of STERIS through which STERIS may engage in the Contract Sterilization Business or any related business.)

               Subject to the consummation of the Merger and in consideration of the mutual covenants and agreements set forth herein STERIS and Masefield hereby agree as follows:

      1. Employment, Employment Period. During the period specified in this
Section 1, STERIS shall employ Masefield, and Masefield shall serve STERIS, with the duties and responsibilities set forth in Section 2 and otherwise on the terms and subject to the conditions set forth herein. The term of Masefield's employment hereunder shall commence at the Effective Time, and, subject to prior termination as provided in Section 8 or Section 9 hereof, shall continue through December 31, 1999. The term of Masefield's employment under this Agreement is sometimes hereinafter referred to as the "Employment Period."

     2. Duties and Responsibilities during the Employment Period. During the Employment Period:

             (a) Masefield shall have overall direct executive responsibility for the Contract Sterilization Business and shall have such additional responsibilities consistent with his position and title as an internal scientific and technical expert and adviser at STERIS and as an external representative of STERIS on various business development, technology promotion, government affairs, professional relations, and similar important initiatives as may be assigned to him by the Chief Executive Officer of STERIS (the "CEO"). Masefield shall have the title of "Chairman and Chief Executive Officer" of Isomedix, a wholly owned subsidiary of STERIS.

             (b) Masefield shall be responsible for the training and development of an individual designated by the CEO to assume the day-to-day operational responsibilities of managing the Contract Sterilization Business. This individual shall report directly to Masefield.

             (c) Masefield shall be a member of STERIS's Executive Committee.



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             (d) Masefield shall devote his entire business time, energy, and talent to the business of and to the furtherance of the purposes and objectives of STERIS consistent with his prior practice as Chairman, President, and Chief Executive Officer of Isomedix before the Effective Time. During the Employment Period, Masefield's office and primary place of employment shall be located at the Whippany, New Jersey office of Isomedix or at a comparable substitute facility in Whippany as the parties may mutually agree, consistent with prior practice.

      3. Compensation during the Employment Period . During the Employment Period, STERIS shall pay to Masefield base salary as provided in (a) below and Masefield shall be entitled to incentive compensation and to participation in the STERIS Management Incentive Compensation Plan (the "MICP") as provided in
(b) below. In addition, as of the Effective Time, STERIS shall grant to Masefield stock options as provided in (c) below.

             (a) Base Salary. STERIS shall pay Masefield base salary (the "Base Salary") during the Employment Period at the rate of $260,000 per annum payable in accordance with STERIS's standard payroll practices. In addition, Masefield shall be entitled to such increases in Base Salary during the term hereof, if any, as may be determined by the Board of Directors of STERIS in its sole discretion.

             (b) Incentive Compensation, MICP.

                     (i) Assuming the Employment Period continues through
             December 31, 1997, Masefield shall be entitled to a guaranteed bonus for all of calendar year 1997 (whether paid pursuant to this Agreement or otherwise) equal to $175,000.

                     (ii) Assuming the Employment Period continues through March
             31, 1998 (the end of STERIS's 1998 fiscal year), Masefield shall be entitled to a guaranteed bonus for the calendar quarter ending on March 31, 1998, equal to $43,750.

                     (iii) During the remainder of the Employment Period (after
             March 31, 1998), Masefield shall be entitled to participate in the STERIS MICP as from time to time in effect with a target bonus opportunity equal to 75% of his Base Salary. The extent, if any, to which Masefield earns the target bonus shall be based 75% upon the performance of the Contract Sterilization Business and 25% upon STERIS's overall corporate performance, in each case for the MICP quarter and year at issue.

                     (iv) Bonuses earned as provided in (i) and (ii) above shall be paid to Masefield within 30 days of the end of the calendar year 1997 and the March 31, 1998 calendar quarter, respectively.

             (c) Stock Options. Effective as of the Effective Time, STERIS shall grant to Masefield options to acquire 100,000 STERIS Common Shares ("Shares") at an exercise price per Share equal to the fair market value of one Share as of the Effective Time (the "Options"). The Options shall be granted pursuant to a written agreement (the "Option Agreement"), shall have a term of ten years, shall be immediately exercisable as to 25,000

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      Shares, and shall become exercisable as to an additional 25,000 Shares on each of the first three anniversaries of the Effective Time, assuming Masefield remains in the service of Isomedix through each such date, respectively. For purposes of Masefield's rights under the Options, continuing service by Masefield for STERIS, whether as a full time employee or as a consultant, shall be treated as continuation in the employ of STERIS. In case of a termination by STERIS "Without Cause" or by Masefield for "Good Reason," the Options (i) shall become fully exercisable immediately upon termination and (ii) shall remain exercisable for the balance of the ten year term. Subject to the foregoing, the Options shall have such other terms and be subject to such other conditions as are consistent with the terms of other nonqualified stock options heretofore granted by STERIS to its senior executive officers.

      4. Consulting, Consulting Period. Provided that Masefield has remained in the employ of STERIS pursuant to Section 1 through the first to occur of (a) December 31, 1999, or (b) the Section 8 Employment Period Termination Date, if any (as defined in Section 8), during the period specified in this Section 4, STERIS shall engage the services of Masefield, and Masefield shall serve STERIS, in a consulting capacity as provided in Section 5 and otherwise on the terms and subject to the conditions set forth herein. The term of Masefield's consulting hereunder shall commence immediately upon expiration of the Employment Period and, subject to prior termination as provided in Section 9 hereof, shall continue through the first to occur of (x) December 31, 2004, or (y) the sixth anniversary of the Section 8 Employment Period Termination Date, if any. The term of Masefield's consulting under this Agreement is sometimes hereinafter referred to as the "Consulting Period." The period of time beginning at the commencement of the Employment Period and ending on the last day that is included in either the Employment Period or the Consulting Period is sometimes hereinafter referred to as the "Contract Period."

      5. Duties and Responsibilities during the Consulting Period. During the Consulting Period Masefield shall perform, faithfully and diligently, services of an executive, administrative, and consultative nature relating to the Contract Sterilization Business and related businesses, appropriate to a former Chief Executive Officer of Isomedix, pertaining to top-level business and financial affairs of the Contract Sterilization Business and related businesses as may reasonably requested by the CEO from time to time. Masefield shall report directly to the CEO. During the Consulting Period, Masefield may perform his duties and responsibilities hereunder from his home or such other locations as he shall deem sufficient and appropriate, subject to reasonable requirements for travel for attendance at meetings. Masefield shall devote his best energy, ability, and time to his duties under this Section 5 as may be reasonably requested by the CEO but nothing in this Agreement shall be construed as requiring Masefield to spend more than an aggregate of 15 business days per calendar quarter in discharging his duties hereunder during the Consulting Period. Masefield shall be furnished, at no cost to him, during the Consulting Period, with office space either at Isomedix's Whippany offices or at a mutually agreeable alternate location in Whippany or elsewhere. If Masefield desires to substitute such office space with an office at his residence during the Consulting Period, Isomedix shall reimburse Masefield for expenses incurred in connection with such office at his residence.

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      6. Compensation during the Consulting Period . During the Consulting
Period, as full consideration for the services to be rendered by Masefield during that period, STERIS shall pay compensation to Masefield at the rate of $250,000 per annum payable in accordance with STERIS's standard payroll practices. Masefield will not be a participant in the MICP during the Consulting Period.

      7. Employee Benefits. During the Contract Period, Masefield shall be entitled to employee benefits, including health care, vacation, 401(k) benefits, and reimbursement of expenses that are the same as the employee benefits received by other senior executives of STERIS from time to time, subject to the provisions of such plans and programs as in effect from time to time. In connection with determining the eligibility of Masefield for any particular employee benefits, Masefield shall receive credit for all past service performed by Masefield at Isomedix.

      8. Potential Early Termination of Employment Period. Although the parties contemplate that Masefield will be retained and will serve as a full time employee of STERIS through December 31, 1999 (the initially scheduled end of the Employment Period), they also intend that if either party determines that the mutual benefits anticipated at the execution of this Agreement are not being realized, the party making that determination may give the other notice as provided in this Section 8 (a "Section 8 Notice") and, unless the Employment Period is earlier terminated pursuant to any provision of Section 9, the Employment Period will thereafter terminate on the date (the "Section 8 Employment Period Termination Date") specified by the party giving such notice and the Consulting Period will begin immediately after that termination. Masefield may give a Section 8 Notice upon (i) six months advance notice from Masefield to the CEO if the notice is given before the first anniversary of the Effective Time, or (ii) 90 days advance notice from Masefield to the CEO if the notice is given on or after the first anniversary of the Effective Time. STERIS may give a Section 8 Notice upon (i) six months advance notice to Masefield if the notice is given before the first anniversary of the Effective Time, or (ii) 90 days advance notice to Masefield if the notice is given on or after the first anniversary of the Effective Time.

      9. Termination. As used in this Agreement, the term "engagement" means and includes both employment and engagement as a consultant and a "termination of Masefield's engagement" means a termination of either such status with the result that immediately after the termination, Masefield is neither employed by STERIS nor engaged by it as a consultant.

             (a) At Expiration of Term. If not earlier terminated pursuant to another paragraph of this Section 9, Masefield's employment under this Agreement shall terminate at the close of business on December 31, 1999, or, if earlier, on the Section 8 Employment Period Termination Date, if any. If not earlier terminated pursuant to another paragraph of this
      Section 9, Masefield's consulting arrangement under this Agreement shall terminate at the close of business on the earlier of (i) December 31, 2004, or (ii) the date on which falls the sixth anniversary of the Section 8 Employment Period Termination Date, if any.

          (b) Death or Disability. Masefield's engagement under this Agreement will terminate immediately upon Masefield's death. Either STERIS or Masefield may terminate Masefield's engagement hereunder immediately upon giving notice of termination if

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      Masefield is disabled, by reason of physical or mental impairment, to such an extent that he is unable to substantially perform his duties under this Agreement as determined (i) in the case of a termination by STERIS, in STERIS's reasonable discretion, or (ii) in the case of a termination by Masefield, in the written opinion of a licensed physician selected by Masefield and reasonably acceptable to STERIS.

             (c) For "Cause." STERIS may terminate Masefield's engagement under this Agreement for "Cause" if:

                     (i) Masefield is guilty of willful, gross neglect or
             willful, gross misconduct in the discharge of his duties and responsibilities under this Agreement, whether as an employee or as a consultant;

                    (ii) Masefield commits a felony or any crime involving moral turpitude;

                     (iii) Masefield willfully engages in acts in violation of
             Sections 11, 12, or 13 hereof that are substantial and adverse to the best interests of STERIS or an affiliated entity; or

                     (iv) Masefield willfully commits an act or series of acts
             of dishonesty in the course of his engagement that are substantial and adverse to the best interests of STERIS or an affiliated entity.

      Any termination of Masefield's engagement for Cause shall be effective immediately upon STERIS giving notice of termination of engagement to Masefield. However, if any failure on Masefield's part referred to in clause (i) of this Section 9(c) is curable, STERIS shall not give Masefield notice of termination for Cause based upon that failure unless the CEO has first given Masefield written notice of that failure (the date of such notice being the "Notice Date") and Masefield has failed to effect a cure within 30 days of the Notice Date.

             (d) Without Cause. STERIS may terminate Masefield's engagement under this Agreement at any time without Cause.

             (e) By Masefield for Good Reason. Masefield may terminate his engagement hereunder for "Good Reason" at any time if, during the Employment Period, STERIS demotes Masefield from the positions described in Section 2 or if STERIS alters the nature and character of Masefield's duties hereunder without his consent to his detriment and to such an extent so as to substantially decrease his duties and responsibilities below those described in Section 2 and fails to cure such alteration and decrease within 30 days of the date on which Masefield has first given the CEO written notice of that alteration and decrease.

             (f) By Masefield Voluntarily. Masefield may terminate his engagement hereunder at any time without Good Reason upon (i) six months advance notice from Masefield to the CEO if the notice is given before the first anniversary of the Effective Time, or (ii) 90 days

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      advance notice from Masefield to the CEO if the notice is given on or after the first anniversary of the Effective Time.

      10.  Payments Upon Termination.

             (a) For Cause. If STERIS terminates Masefield's engagement for Cause, STERIS shall pay to Masefield any Base Salary and/or any consulting compensation earned by Masefield through the date of termination of his engagement (the "Termination Date"), and any incentive compensation earned before the Termination Date under this Agreement or under the MICP, as applicable, not previously paid and STERIS shall have no further obligation to pay any Base Salary, incentive compensation, or consulting compensation to Masefield. Masefield's rights and benefits with respect to the Options shall be as set forth in the Option Agreement and his rights and benefits under any benefit plans and programs of STERIS shall be as provided in the particular plan or program. After the satisfaction of any claim of STERIS against Masefield for the Cause leading to his termination, neither Masefield nor STERIS shall have any further rights or obligations under this Agreement except as provided in Sections 11, 12, 13, and 15.

             (b) Without Cause. If STERIS terminates Masefield's engagement without "Cause," STERIS shall pay to Masefield, in a single lump sum payment to be made within 30 days of the Termination Date, the "Buyout Amount" (as defined below) and shall continue to provide group life and health insurance coverage to Masefield (to the same extent as if he had continued in STERIS's engagement) (the "Buyout Benefits") though the end of the "Buyout Benefit Period" (as defined below). Masefield will have no obligation to mitigate either or both of the Buyout Amount or the Buyout Benefits by seeking subsequent employment or otherwise and no subsequent earnings by Masefield shall be used to offset either or both of the Buyout Amount or the Buyout Benefits. Masefield's rights and benefits with respect to the Options shall be as set forth in the Option Agreement and his rights and benefits under any other benefit plans and programs of STERIS shall be as provided in the particular plan or program. Neither Masefield nor STERIS shall have any further rights or obligations under this Agreement except as provided in Sections 11, 12, 13, and 15.

                     (i) If the termination of Masefield's engagement without
             Cause occurs before the beginning of the Consulting Period, the Buyout Amount will be equal to the aggregate amount of consulting compensation that would have been payable to Masefield pursuant to
             Section 6 during the Consulting Period if the Consulting Period had begun immediately after the Termination Date and had continued through to the earlier of (A) December 31, 2004, or (B) the sixth anniversary of the Termination Date, except that if the termination of Masefield's engagement without Cause occurs not only before the beginning of the Consulting Period but also before January 1, 1999, the Buyout Amount shall be the amount specified above in this (i) plus the aggregate amount of any Base Salary that would have been earned by Masefield under this Agreement if his employment had continued through December 31, 1998 and has not otherwise been paid to Masefield by STERIS.

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                     (ii) If the termination of Masefield's engagement without
             Cause occurs after the beginning of the Consulting Period, the Buyout Amount will be equal to the aggregate amount of consulting compensation that has not been paid but would have been payable to Masefield pursuant to Section 6 during the remainder of the Consulting Period if the Consulting Period had continued through to the earlier of (A) December 31, 2004, or (B) the sixth anniversary of the beginning of the Consulting Period.

                     (iii) The "Buyout Benefit Period" will be that period
             beginning on the Termination Date and ending on the earlier of (A) December 31, 2004, or (B) the third anniversary of the Termination Date.

             (c) Death. If Masefield's engagement is terminated by his death, STERIS shall pay the Buyout Amount to Masefield's beneficiaries (as defined in Section 12) in equal monthly installments over the period commencing on the Termination Date and ending on the first to occur of (i) December 31, 2004, or (b) the third anniversary of the Termination Date. The rights and benefits of Masefield's estate and beneficiaries with respect to the Options shall be as set forth in the Option Agreement and with respect to any rights and benefits under any benefit plans and programs of STERIS shall be as provided in the particular plan or program. Neither Masefield's estate or beneficiaries nor STERIS will have any further rights or obligations under this Agreement.

             (d) Disability. If STERIS or Masefield terminates Masefield's engagement on the grounds of disability, the termination shall be treated, for purposes of determining the continuing rights and obligations of Masefield and STERIS, as a termination by STERIS without Cause and the provisions of Section 10(b) shall apply.

             (e) Good Reason. If Masefield terminates his engagement for Good Reason, the termination shall be treated, for purposes of determining the continuing rights and obligations of Masefield and STERIS, as a termination by STERIS without Cause and the provisions of Section 10(b) shall apply.

             (f) Voluntary Termination. If Masefield voluntarily terminates his engagement other than for Good Reason, STERIS shall pay to Masefield any Base Salary earned by Masefield through the Termination Date and any incentive compensation earned before the Termination Date under this Agreement or under the MICP, as applicable, not previously paid and STERIS shall have no further obligation to pay any Base Salary or incentive compensation to Masefield. Masefield's rights and benefits with respect to the Options shall be as set forth in the Option Agreement and his rights and benefits under any benefit plans and programs of STERIS shall be as provided in the particular plan or program. Neither Masefield nor STERIS shall have any further rights or obligations under this Agreement except as provided in Sections 11, 12, 13, and 15.

      11. Confidentiality, Noncompetition, Nonsolicitation. Masefield acknowledges that the business in which STERIS is engaged is intensely competitive and that his employment with

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Isomedix and with STERIS and his anticipated consulting arrangement with STERIS has required and will require that he have access to and knowledge of customer and supplier information and other confidential and proprietary information pertaining to Isomedix and STERIS and its business, suppliers, customers, technologies, processes, systems, and related matters that is of vital importance to the success of STERIS's business; that the direct or indirect disclosure of any such confidential information to existing or potential competitors of STERIS would place STERIS at a competitive disadvantage and would do material damage, financial and otherwise, to STERIS's business; that by virtue of Masefield's experience and expertise, some of his services to Isomedix and STERIS have been and will continue to be special and unique; and that STERIS and Masefield are entering into this Agreement with the intention of preserving the goodwill of the business of Isomedix and of thereby inducing STERIS to enter into and consummate the Merger Agreement which will benefit Masefield both as an employee and consultant and as a shareholder of Isomedix.

             (a) Masefield shall not, during the term of his engagement hereunder or at any time thereafter, except in connection with the performance of services hereunder or in furtherance of the business of STERIS, communicate, divulge, or disclose to any other person not a director, officer, employee, or affiliate of, or not engaged to render services to or for, STERIS or use for his own benefit or purposes any confidential information of or relating to Isomedix or STERIS that he has obtained from Isomedix or STERIS (whether obtained by Masefield before, during, or after the term of his engagement under this Agreement and including any such information developed by Masefield while engaged by Isomedix and/or STERIS); except that this provision shall not preclude Masefield from (i) communication or use of information made known generally to the public by Isomedix before the Effective Time or STERIS, or (ii) from making any disclosure required by applicable law, rules, regulations, or court or governmental or regulatory authority order or decree provided that, if practicable, Masefield shall not make any such disclosure without first giving STERIS notice of intention to make that disclosure and an opportunity to interpose an objection to the disclosure. Upon termination of his engagement hereunder, Masefield shall return to STERIS all such confidential information (and all other property belonging to STERIS) then in his possession, including, without limitation, any notes or records relating to any such confidential information in whatever media.

             (b) During his engagement with STERIS, whether under this Agreement or otherwise, Masefield shall not, directly or indirectly, own, manage, operate, control, invest in (other than as owner of not more than 2% of the voting securities of a public corporation), be employed by, participate in, or be connected in any manner with the operation, ownership, management, or control of any enterprise engaged in contract sterilization or any other business engaged in by STERIS.

             (c) After termination of his engagement with STERIS (whether that termination occurs before or after the sixth anniversary of the Effective Time, and whether or not immediately before the termination Masefield was employed by STERIS under this Agreement, as an employee at will, or otherwise), Masefield shall not at any time on or before the fifth anniversary of such termination directly or indirectly, own, manage, operate,

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      control, invest in (other than as owner of not more than 2% of the voting securities of a public corporation), be employed by, participate in, or be connected in any manner with the operation, ownership, management, or control of any enterprise engaged in any business that is competitive with the contract sterilization business as conducted before the Effective Time by Isomedix or after the Effective Time by STERIS (whether directly or through Isomedix).

             (d) During the period commencing on the Effective Time and extending through the date on which Masefield is not subject to any restriction under either of paragraphs (b) or (c) of this Section 11, Masefield shall not, except in connection with his duties hereunder or otherwise for the sole account and benefit of STERIS, directly or indirectly, induce or solicit any employee of STERIS to leave its employ.

      12. Intellectual Property. Any and all inventions made, developed, or created by Masefield (whether at the request or suggestion of Isomedix or STERIS or otherwise, whether alone or in conjunction with others, and whether during regular hours of work or otherwise) (a) during the period of Masefield's engagement with Isomedix before the Effective Time or with STERIS after the Effective Time, or (b) within a period of one year after the Termination Date, that may be directly or indirectly useful in, or relate to, the business of or tests being carried out by STERIS, shall be STERIS's exclusive property as against Masefield. At such time or times as the CEO may reasonably direct, Masefield shall promptly deliver to an appropriate representative of STERIS as designated by the CEO all papers, drawings, models, data, and other material relating to any invention made, developed, or created by him as aforesaid. Masefield shall, at the request of STERIS and without any payment therefor, execute any documents necessary or advisable in the opinion of STERIS's counsel to direct issuance of patents or copyrights to STERIS with respect to such inventions as are to be STERIS's exclusive property as against Masefield or to vest in STERIS title to such inventions as against Masefield. The expense of securing any such patent or copyright shall be borne by STERIS. With respect to any invention made, developed or created in whole or in part after the date of this Agreement, such inventions shall be promptly and fully disclosed by Masefield to the CEO.

      13. Relationship With Others. The parties agree that the profitability and goodwill of STERIS depends on continued amicable relations with its suppliers and customers and Masefield agrees that he will not at any time in breach of his duty of loyalty to STERIS, directly or indirectly, cause, request, or advise any suppliers or customers of STERIS to curtail or cancel their business with STERIS.

      14. Common Law of Torts or Trade Secrets. The parties agree that nothing in this Employment Agreement shall be construed to limit or negate the common law of torts or trade secrets where it provides STERIS with broader protection than that provided herein.

      15. Remedies. In addition to other remedies provided by law or equity, upon a breach by Masefield of any of the covenants contained in Sections 11, 12 or 13 herein, STERIS shall be entitled to have a court of competent jurisdiction enter an injunction against Masefield prohibiting any further breach of the covenants contained herein.

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      16. Assignment and Binding Effect. The obligations of the parties hereunder may not be assigned or transferred, except upon the written consent of the other party hereto except that (a) STERIS may assign the benefit of this Agreement to one of its affiliates provided that STERIS remains primarily obligated to pay and provide to Masefield the payments and benefits provided for herein and provided that such assignment does not result in a breach by STERIS of Section 2 hereof, and (b) nothing herein shall preclude one or more beneficiaries of Masefield from receiving any amount that may be payable following the occurrence of his legal incompetency or his death or preclude the legal representative of his estate from receiving such amount or from assigning any right hereunder to the person or persons entitled thereto under his will or, in the case of intestacy, to the person or persons entitled thereto under the laws of intestacy applicable to his estate. The term "beneficiaries", as used in this Agreement, shall mean a beneficiary or beneficiaries so designated to receive any such amount or, if no beneficiary has been so designated, Masefield's legal representative (in the event of his incompetency) or his estate. This Agreement shall be binding upon and inure to the benefit of Masefield and STERIS.

      17. Entire Agreement. This Agreement, when effective, will supersede both the Employment Agreement dated as of May 16, 1995 and the Supplement to Employment Agreement dated as of February 14, 1997, both between Masefield and Isomedix (the "Prior Agreements"), and embodies the entire agreement and understanding between the parties hereto and, in addition, will supersede all prior understandings, whether written or oral, with respect to the engagement of Masefield by STERIS. From and after the Effective Time, neither the Prior Agreements nor any other agreement between Masefield and Isomedix with respect to his engagement will be of any further force or effect. The Indemnification Agreement between Masefield and Isomedix, dated as of February 18, 1994, shall remain in full force and effect with respect to actions and failures to act by Masefield occurring before the Effective Time.

      18. Notices. Any notice, request, or instruction to be given hereunder by any party to the other parties will be deemed to have been given (i) when it is delivered, (ii) the day after it is sent by overnight courier, or (iii) when it is sent by facsimile, with confirmation of receipt, addressed, as follows:

             If to STERIS:

                     STERIS Corporation
                     5960 Heisley Road
                     Mentor, OH 44060
                     Attention: David C. Dvorak
                     Fax No.:  216-639-4457

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



             with a copy to:

                     Roy L. Turnell
                     Thompson Hine & Flory LLP
                     3900 Key Tower
                     127 Public Square
                     Cleveland, Ohio 44114-1216
                     Fax No.:  216-566-5800

             If to Masefield:

                     John Masefield
                     76-B Roxiticus Road
                     Far Hills, New Jersey  07931
                     Fax No.: 908-781-5673

or to such other addresses as may be designated by written notice to the other parties.

      19. Severability. Any provision of this Agreement that is prohibited or unenforceable shall be ineffective to the extent, but only to the extent, of such prohibition or unenforceability without invalidating the remaining portions hereof and such remaining portions of this Agreement shall continue to be in full force and effect. Without limiting the generality of the immediately preceding sentence, it is the specific intent of the parties that all provisions of Section 11 hereof be enforced to the maximum extent permitted by applicable law and that, if and to the extent any provision of Section 11 is not enforceable, that provision shall be reformed so as to be enforced to the maximum extent permitted.

      20. Governing Law. The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts made in and to be performed exclusively within that State.

      21. Withholding. Anything to the contrary notwithstanding, all payments required to be made by STERIS hereunder to Masefield or his beneficiaries, including his estate, shall be subject to withholding of such amounts relating to taxes as STERIS may reasonably determine it should withhold pursuant to any applicable law or regulation. In lieu of withholding such amounts, in whole or in part, STERIS, may, in its sole discretion accept other provision for payment of taxes as permitted by law, provided it is satisfied in its sole discretion that all requirements of law affecting its responsibilities to withhold such taxes have been satisfied.

      22. Key Man Insurance. If STERIS determines to apply for a policy of life insurance on Masefield's life, the proceeds of which would be payable to STERIS as key man insurance, Masefield shall cooperate with STERIS as reasonably necessary in connection with the application for that policy.

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


      23. Attorneys' Fees. If a court of competent jurisdiction renders a judgment with respect to any dispute arising under this Agreement, the court may, in addition to any other remedies it might otherwise order, order that the attorneys' fees of the prevailing party be paid by the other party if and to the extent the positions taken by the other party in the dispute are unreasonable.

      24. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute but one and the same instrument.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STERIS CORPORATION                                    JOHN MASEFIELD

By:      /s/ Bill R. Sanford                              /s/ John Masefield
   -------------------------------------------        --------------------------
       Bill R. Sanford, Chairman, President,
       and Chief Executive Officer

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